UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ASANA, INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

04342Y104

(CUSIP Number)

Eleanor Lacey

c/o Asana, Inc.

633 Folsom Street, Suite 100

San Francisco, CA 94107

Telephone: (415) 525-3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04342Y104

1.	Name of Reporting Persons Dustin A. Moskovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 92,738,112 (1)(2)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 119,075,956 (4)
	10.	Shared Dispositive Power 1,720,916 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,796,872 (2)(3)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.3% (3)(5)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 19,839,676 shares of Class A Common Stock, $0.00001 par value per share (the “Class A Common Stock”) of the Issuer held of record by the Reporting Person, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock, $0.00001 par value per share (the “Class B Common Stock”) of the Issuer held of record by the Reporting Person, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, and (vi) 999,719 shares of Class B Common Stock held of record by the Justin Rosenstein Trust. The Reporting Person is the trustee of the Justin Rosenstein Trust and may be deemed to have voting power and dispositive power over the shares held by this trust. Does not include 28,058,760 shares of Class A Common Stock purchased on or after September 7, 2022 and held of record by the Reporting Person, over which the Issuer holds an irrevocable proxy pursuant to a purchase agreement as described in Item 6 of this Schedule 13D.

(2)

Includes 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which the Reporting Person holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 of this Schedule 13D. The Reporting Person and his spouse serve as directors on the board of Good Ventures Foundation and may be deemed to have shared dispositive power with respect to the shares held of record by Good Ventures Foundation.

(3)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(4)

Includes (i) 47,898,436 shares of Class A Common Stock held of record by the Reporting Person, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock held of record by the Reporting Person, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, and (vi) 999,719 shares of Class B Common Stock held of record by the Justin Rosenstein Trust. The Reporting Person is the trustee of the Justin Rosenstein Trust and may be deemed to have voting power and dispositive power over the shares held by this trust.

(5)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 136,583,426 shares of Class A Common Stock outstanding as of September 30, 2023, as reported by the Issuer to the Reporting Person, and (ii) 67,030,474 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of Class A common stock, $0.00001 par value per share (the “Class A Common Stock”), of Asana, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Dustin A. Moskovitz (the “Reporting Person”) with the Securities and Exchange Commission on February 14, 2022, as amended by Amendment No. 1 to Schedule 13D filed on March 7, 2022 and Amendment No. 2 to Schedule 13D filed on September 16, 2022 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Open-Market Purchases

From June 8, 2023 to the date hereof, the Reporting Person purchased 8,785,633 shares of Class A Common Stock in the open market at average prices per share as reflected in Schedule I of this Amendment No. 3 for an aggregate purchase price of $170,193,411.55, all of which was paid with the Reporting Person’s personal funds. The shares of Class A Common Stock were purchased in the open market under a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person owns the securities reported herein for investment purposes only. The Reporting Person intends to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In his capacity as President, Chief Executive Officer, and Chair of the Board of Directors of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the Compensation Committee of the Board of Directors of the Issuer, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer’s compensation program. In addition, in his capacity as President, Chief Executive Officer, and Chair of the Board of Directors of the Issuer, the Reporting Person intends to be involved in recommendations and approvals with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The percentage of beneficial ownership in this Schedule 13D is based on 136,583,426 shares of Class A Common Stock issued and outstanding as of September 30, 2023, as reported by the Issuer to the Reporting Person, and any shares of Class A Common Stock issuable upon the conversion of any shares of Class B Common Stock beneficially owned by the Reporting Person.

As of the date hereof, the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 3 and are incorporated herein by reference.

(c) Except as set forth on Schedule I of this Amendment No. 3, the Reporting Person, to the best of his knowledge, has not engaged in any transaction in any shares of Class A Common Stock in the past 60 days.

(d) Other persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. However, none of such persons’ individual interest relates to more than 5% of the Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

Item 6 is hereby amended and supplemented as follows:

Entry into Rule 10b5-1 Plan

On March 9, 2023, the Reporting Person entered into the Trading Plan. The Trading Plan allows for the purchase of up to an aggregate of 30,000,000 shares of Class A Common Stock by E*TRADE Securities LLC on behalf of the Reporting Person. Shares of Class A Common Stock purchased pursuant to the Trading Plan may only be purchased in accordance with trading requirements adopted by the Reporting Person, and there can be no assurance as to how many shares of Class A Common Stock, if any, will be purchased pursuant to the Trading Plan or at what price any such shares will be purchased.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023	/s/ Dustin A. Moskovitz
Dustin A. Moskovitz

SCHEDULE I

The following table sets forth certain information with respect to acquisitions of shares of Class A Common Stock by the Reporting Person pursuant to the Trading Plan.

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range
9/8/2023	Open Market Purchase	474,847	$20.03	$19.93 - $20.49
9/11/2023	Open Market Purchase	80,000	$20.39	$20.13 - $20.76
9/18/2023	Open Market Purchase	507,500	$18.37	$17.82 - $18.58
9/19/2023	Open Market Purchase	507,500	$17.71	$17.42 - $18.25
9/25/2023	Open Market Purchase	507,500	$17.10	$16.84 - $17.37
9/26/2023	Open Market Purchase	507,500	$17.27	$16.95 - $17.51
9/27/2023	Open Market Purchase	507,500	$17.47	$17.24 - $17.66
9/28/2023	Open Market Purchase	129,132	$17.89	$17.50 - $18.49
9/28/2023	Open Market Purchase	27,587	$18.61	$18.50 - $18.75
10/3/2023	Open Market Purchase	507,500	$17.61	$17.49 - $18.42
10/4/2023	Open Market Purchase	507,500	$17.45	$17.06 - $17.70
10/10/2023	Open Market Purchase	143,204	$17.88	$17.50 - $18.23
10/11/2023	Open Market Purchase	140,000	$18.26	$18.02 - $18.48
10/12/2023	Open Market Purchase	140,000	$18.11	$17.82 - $18.39
10/13/2023	Open Market Purchase	204,339	$17.80	$17.50 - $18.49
10/13/2023	Open Market Purchase	3,463	$18.53	$18.52 - $18.55
10/16/2023	Open Market Purchase	140,000	$18.05	$17.54 - $18.49
10/17/2023	Open Market Purchase	87,825	$19.03	$18.46 - $19.45
10/17/2023	Open Market Purchase	52,175	$19.71	$19.47 - $19.89
10/23/2023	Open Market Purchase	123,547	$17.50	$17.50 - $17.50
11/01/2023	Open Market Purchase	237,015	$17.50	$17.49 - $17.50

(1)

In certain cases, the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Class A Common Stock purchased at each separate price.